 Exhibit 99.1

EROS INTERNATIONAL ANNOUNCES INDIAN SUBSIDIARY RESULTS

Mumbai – August 13, 2015: Eros International PLC (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, announced today that it has released consolidated financial results by its majority-owned subsidiary, Eros International Media Limited for the fiscal first quarter 2016. Please refer to the Bombay Stock Exchange website http://www.bseindia.com to view the results.

Eros will release the full financial results for the fiscal first quarter 2016 before the market opens on Tuesday, August 18, 2015 with a call scheduled for 8:30 AM ET. Please log on to the Eros’ Investor Relations Website to access details on the dial-in and webcast.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has a competitive advantage through its extensive and growing movie library comprising of over 2,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. Eros International has built a dynamic business model by combining the release of new films every year with the exploitation of its film library. For further information please visit: www.erosplc.com

###

CONTACT:

Vanisha Dhimer

Eros International Plc

Investor Relations Manager

vanisha.dhimer@erosintl.com

+44 207 258 9894

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com